UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 12, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing that it had entered guilty pleas on federal and provincial charges related to a 2016 oil spill in Saskatchewan. The press release is attached hereto as Exhibit “A.”

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 12, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Accepts Fines for 2016 Saskatchewan Oil Spill

Husky entered guilty pleas today on federal and provincial charges related to a 2016 oil spill in Saskatchewan and will pay fines totaling $3.82 million.

Husky subsidiary Husky Oil Operations Limited was fined $2.5 million under the federal Fisheries Act and $200,000 for a violation of the federal Migratory Birds Convention Act. It was fined $800,000 under the Saskatchewan Environmental Management and Protection Act and assessed a 40% victim impact surcharge of $320,000.

“From the outset of this event, we accepted full responsibility for the spill and we restated that today,” said CEO Rob Peabody. “We recognize this event had significant impacts on the cities, towns and Indigenous communities along the river. We appreciate the way they worked with us on the cleanup and their patience and understanding in the months following the spill.”

Husky has been doing business in the Lloydminster region for more than 70 years and it remains a cornerstone of the Company’s operations.

“We understand that some people think we could have done better. After having such a long and successful history in this region, the event three years ago was a disappointment for all of us,” added Peabody. “It has been our goal to show through our actions that we learned from this event and are committed to being a good neighbour and partner.”

On July 21, 2016 a leak was discovered on a pipeline crossing the North Saskatchewan River. The pipeline was isolated at the river crossing and spill response crews were dispatched. Approximately 225 cubic metres (225,000 litres) of crude blended with condensate were released, with about 60% of the volume contained on land. The cause was determined to be ground movement over time.

More than one million hours were worked on the cleanup response, involving about 2,600 personnel. At peak, more than 900 people were working simultaneously on the response.

Husky has used the lessons learned from this incident to improve its pipeline operations. These improvements include an updated leak response protocol, regular geotechnical reviews of pipelines and fibre optic sensing technology installed on all new large diameter and higher consequence projects.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602